SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

ACM Government Opportunity Fund Inc. (AOF)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

0009181027
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully?s Trail
Pittsford, New York 14534
(585) 586-4680
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

July 7, 2006
(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D/A, and if filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. [ ]

(Page 1 of 5 pages)
(There are no exhibits.)

Item 1.  Security and Issuer

Common Stock, ACM Government Opportunity Fund Inc.
Alliance Capital Management LP
1345 Avenue of the Americas
New York, New York 10105


Item 2.  Identity and Background

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (?KIM?), George W. Karpus, President, Director, and controlling stockholder, Jo Ann Van Degriff, Vice-President and Director, and Sophie Karpus, Director.

(b) The address of KIM?s principal place of business and principal office is 183 Sully?s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of George W. Karpus, Jo Ann Van Degriff or Sophie Karpus (the ?Principals?) or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.


Item 3.  Source and Amount of Funds or Other Considerations

KIM, an independent investment advisor, has accumulated 678,145 shares of AOF on behalf of accounts that are managed by KIM (the ?Accounts?)
under limited powers of attorney, which represents 5.26% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.


Item 4.  Purpose of Transaction

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of AOF fit the investment guidelines for various Accounts. Shares have been acquired since November 14, 1995.

Item 5.  Interest in Securities of the Issuer

(a) As of the date of this Report, KIM represents beneficial ownership of 678,145 shares or 5.26% of the outstanding shares. Sophie Karpus presently owns 900 shares purchased on August 8, 2005 at $7.66. Karpus Investment Management Profit Sharing Plan presently owns 1,500 shares purchased on August 8, 2005 at $7.66. None of the other principals of KIM presently own shares of AOF.

(b) KIM has the sole power to dispose of and to vote all such Shares under limited powers of attorney.

(c) Below are the open market purchases in the last 60 days for the Accounts. There have been no dispositions and no acquisition, other than by such open market purchases, during such period.

Date
Shares
Price Per Share

Date
Shares
Price Per Share
5/2/2006
900
7.55

6/5/2006
1300
7.42
5/4/2006
1000
7.51

6/6/2006
3700
7.42
5/9/2006
900
7.56

6/8/2006
2700
7.73
5/10/2006
700
7.56

6/8/2006
-1000
7.46
5/11/2006
6975
7.56

6/12/2006
400
7.44
5/12/2006
3500
7.54

6/13/2006
1800
7.44
5/16/2006
3100
7.55

6/14/2006
1600
7.45
5/17/2006
1300
7.51

6/15/2006
2000
7.45
5/18/2006
2300
7.51

6/16/2006
700
7.45
5/19/2006
4800
7.54

6/19/2006
500
7.45
5/22/2006
1600
7.48

6/20/2006
3000
7.44
5/25/2006
-50
7.56

6/20/2006
-600
7.40




6/22/2006
200
7.41




6/26/2006
2400
7.41

The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the AOF securities.



Item 7.  Materials to be Filed as Exhibits

Not applicable.


SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.




Karpus Management, Inc.





By:
Name:  	Sharon L. Thornton
Title:  		Director of Investment Personnel and Senior Analyst
Date:  		July 7, 2006